Exhibit 12

                     ARISTAR, INC. AND SUBSIDIARIES

           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Unaudited)


                                         Year Ended December 31,

(Dollars in thousands)       1997        1996       1995       1994       1993

Income from operations
 before income taxes     $ 76,031    $ 99,518   $107,741   $101,311   $ 91,523

Fixed charges:
 Interest and debt
 expense on all
 indebtedness             128,887     120,758    114,917    102,224     98,600

Appropriate portion
 of rentals (33%)           3,565       3,292      3,359      3,020      3,276

Total fixed charges       132,452     124,050    118,276    105,244    101,876

Earnings available for
 fixed charges           $208,483    $223,568   $226,017   $206,555   $193,399

Ratio of earnings to
 fixed charges               1.57        1.80       1.91       1.96       1.90